UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

  For the fiscal year ended December 31, 2005

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

____________________________

Commission File Number 1-16305
____________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

INVESTMENT PLAN FOR EMPLOYEES OF PUGET SOUND ENERGY, INC.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PUGET ENERGY, INC.
10885 N.E. 4th St.
Bellevue, Washington 98004-5591

Investment Plan for Employees of Puget Sound Energy, Inc.
Index
December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm

Financial Statements

Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2005 and 2004

Notes to Financial Statements
December 31, 2005 and 2004

Supplemental Schedule*

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2005

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulation for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Compensation and Leadership Development Committee of
Puget Sound Energy, Inc. and Participants of the Investment Plan for
Employees of Puget Sound Energy, Inc.

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Investment Plan for Employees of Puget Sound Energy, Inc. (the “Plan”) at December 31, 2005 and December 31, 2004, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers, LLP

Seattle, Washington
June 28, 2006

Investment Plan for Employees of Puget Sound Energy, Inc.
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004
Assets
Investments, at fair value	$398,428,974	$374,440,653
Receivables
Employer contribution	1,165,481	1,073,851
Participant contributions	564,267	500,077
Total receivables	1,729,748	1,573,928
Total assets	400,158,722	376,014,581
Liabilities
Excess contributions payable	102,508	--
Net assets available for benefits	$400,056,214	$376,014,581

The accompanying notes are an integral part of these financial statements.

Investment Plan for Employees of Puget Sound Energy, Inc.
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2005 and 2004

	2005	2004
Additions to net assets attributed to
Interest and dividend income	$19,941,656	$15,086,032
Net appreciation in value of investments	3,439,824	31,113,562
Net investment income	23,381,480	46,199,594
Contributions
Employer	6,959,157	6,137,046
Participant	14,328,443	13,326,043
Total contributions	21,287,600	19,463,089
Total additions to net assets	44,669,080	65,662,683
Deductions from net assets attributed to
Participant distributions	(20,627,447)	(18,319,735)
Increase in net assets available for benefits	24,041,633	47,342,948
Net assets available for benefits
Beginning of year	376,014,581	328,671,633
End of year	$400,056,214	$376,014,581

The accompanying notes are an integral part of these financial statements.

Investment Plan for Employees of Puget Sound Energy, Inc.
Notes to Financial Statements
December 31, 2005 and 2004

1.  Description of Plan

The following description of the Investment Plan for Employees of Puget Sound Energy, Inc., (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan covering all regular full-time and part-time employees of Puget Sound Energy, Inc. (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

On January 1, 2001, Puget Sound Energy, Inc. reorganized into a holding company structure. This reorganization resulted in the creation of a new holding company, Puget Energy, Inc. Puget Energy, Inc. was incorporated in the State of Washington and all its operations are conducted through its subsidiaries.

Pursuant to the reorganization, Puget Energy, Inc. became the owner of all of the Company’s common stock. Holders of the Company’s existing common stock, including the Plan, exchanged their Company common stock on a one-for-one basis for the common stock of Puget Energy, Inc.

Contributions
Non-union represented and certain union represented participants of the Plan may elect to make contributions of 1% to 30% of their eligible compensation, subject to certain limits. Certain other union represented participants may elect to make contributions of 1% to 30% of their eligible compensation, subject to certain limits. Participants may contribute to the Plan from pre-tax compensation, after-tax compensation, or a combination of both. Effective October 1, 2002, participants who will be at least 50 years old by the end of the year may elect to make additional pre-tax contributions, or catch-up contributions, to the Plan, not to exceed the amount allowable under current income tax regulations. Participants are also allowed to make rollover contributions of amounts received from certain other tax-qualified retirement plans.

Each plan year, the Company makes a required contribution on behalf of non-union represented and certain union represented participants equal to 1% of each such participant’s base pay. In addition to the required contribution, the Company makes a matching contribution on behalf of non-union represented and certain union represented participants on the last day of each pay period equal to 100% of each such participant’s contributions up to and including 4% of such participant’s eligible compensation, plus 50% of such participant’s contributions from 5% to 8% of such participant’s eligible compensation, subject to certain limits. For certain other union represented participants, the Company makes a matching contribution on behalf of each participant equal to 55% of each such participant’s contributions up to 6% of such participant’s eligible compensation. The Company also may make a discretionary contribution in a given year to non-union represented and certain union represented participants who are employed on the last day of the plan year. The Company may elect to pay all or part of its contributions in common stock of Puget Energy, Inc., rather than in cash. During 2005 and 2004 a portion of the Company contributions were made in common stock. The remainder of the Company’s contributions were made in cash.

Unvested Company contributions that are forfeited by participants are used to restore any portion of a former participant’s accounts that was previously forfeited if such participant is reemployed by the Company or an affiliate before a five year break in service. Any additional forfeited amounts are used to reduce future Company contributions required to be paid to the Plan. To the extent that forfeited amounts are insufficient to restore any such former participant’s accounts, additional special Company contributions may be necessary.

All participant and Company contributions are invested at the direction of each participant in any of the available investment options.

Included within participant contributions for 2004 is $1,296,400 related to former Company subsidiary investment plans that were closed and funds not withdrawn by participants were rolled over into the Company plan.

Total participant contributions in any calendar year are limited to the applicable limit under the Internal Revenue Code. The plan also provides that certain limitations may be imposed on participants’ contributions in order to comply with statutory requirements. Any participant contributions in excess of these limits will be recorded in these financial statements as a liability to return those excess contributions to the participants. At December 31, 2005, the Plan had $102,508 of excess contributions to be returned to the participants.

Participant Loans
Loans are available to nonunion represented and certain union represented participants who have an account under the Plan. Such participants may borrow up to the lesser of $50,000 or 50% of the total value of their vested account balances. Loan amounts are restricted to a minimum of $1,000. Loan terms are not to exceed five years, or if the loan proceeds are used to finance the participant’s principal residence, not to exceed 15 years. Loans may be additionally limited in accordance with Plan provisions. At December 31, 2005, loans bear interest at a range of 6% to 10.5%. Interest rates are based on commercial interest rates at the time each loan is made. Interest income related to loans outstanding was $142,105 and $149,742 for 2005 and 2004, respectively. Interest income is allocated to the various funds as directed by the participants.

Plan Expenses
Expenses incurred for brokerage and similar services, or for investment advice and the evaluation thereof are charged to participant accounts. Administrative and other expenses incurred by the Plan are charged to participant accounts unless voluntarily paid by the Company. These expenses were voluntarily paid by the Company during 2005 and 2004.

Vesting
Participants are fully vested in their participant contribution accounts at all times and become fully vested in their Company contribution accounts under any of the following circumstances (as defined in the Plan document): termination of the Plan; attainment of age 65 while employed by the Company; termination due to layoff, death or disability; entry into the United States Armed Forces for more than 90 days; or, after completion of a one year period of service for non-union represented and certain union represented employees or a three-year period of service for certain other union represented employees.

If a participant’s service with the Company terminates for any reason other than as described above, the participant is entitled to receive the balance of his or her participant contribution account, but not his or her Company contribution accounts.

Payment of Benefits and Withdrawals
Upon termination of service, a participant or his or her beneficiary will generally receive a lump sum cash distribution equal to the value of the participant’s vested interest in his or her accounts; provided, however that the participant or his or her beneficiary may elect to receive whole shares of common stock of Puget Energy, Inc. to the extent his or her accounts are deemed invested in such stock. In some cases, in lieu of receiving a lump sum distribution, a participant may elect installments over the shorter of ten years or the participant’s life expectancy or a non-transferable annuity contract for a specified number of years not to exceed the joint life expectancy of the participant and his or her spouse. A participant may also be eligible to roll the distribution over to an individual retirement account or annuity or another employer’s retirement plan. In addition to the payment of benefits, the Plan provides for the withdrawal of a participant’s after-tax contributions and hardship withdrawals. Such withdrawals may restrict future participation in the Plan, pursuant to the provisions of the Plan document.

Effective January 1, 2005, the Company converted the Company Stock Fund (the “Fund”), which is designed to be invested primarily in shares of Puget Energy, Inc. common stock (“PE Stock”), to an employee stock ownership plan (“ESOP”), within the meaning of Section 4975(e)(7) of the Internal Revenue Code. Under the ESOP, each participant may elect to have any cash dividends paid on shares of PE Stock held in his or her account paid directly to him or her or reinvested in shares of PE Stock via the Fund. All such cash dividends are 100% vested at all times.

Participant Accounts
Where applicable, each participant’s account is credited with Pre-Tax Contributions, Matching Contributions, Supplemental Contributions, Rollover Contributions and net earnings or losses. Pre-Tax Contributions are based on the participant’s deferral election. Matching Contributions are credited to the participant’s account according to the formula defined in the Plan document and allocated according to the participant’s deferral elections. Rollover contributions are credited upon receipt from the tax-qualified plan of another employer or from an IRA. Plan earnings are allocated based on account balances in the investment options selected by the participant.

2.	Summary of Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts in the statements of changes in net assets available for benefits during the reporting periods. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides for various investment options in combinations of common stock, mutual funds, and common and commingled trust funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Investment Valuation and Income Recognition
Investments in Puget Energy, Inc. stock are traded on a national securities exchange. These investments are valued at the last reported sales price on the last business day of the year. Investments in mutual funds are valued at quoted market prices that represent the net asset value of shares held by the Plan at year end.

Investments in common and commingled trust funds are valued based on financial statements provided by the Plan’s investment custodians, which are audited annually by independent accountants. Values for such funds are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the bank sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates.

Purchases and sales of securities are reflected on a settlement basis. Average cost or recorded cost is used in determination of realized gain or loss on sales of securities.

Dividend income is recorded on the ex-dividend date. Other income is recorded as earned on an accrual basis.

Payment of Benefits
Benefits are recorded when paid.

3.	Investments

The following presents the fair value of investments that represent 5% or more of the Plan’s net assets available for benefits at December 31:

	2005	2004

Common stock
Puget Energy, Inc., 1,490,649 and 1,408,083 shares, respectively	$30,439,049	$34,779,650
Mutual funds
PIMCO Total Return Fund, 2,452,885 and 2,243,424 shares,
respectively	25,755,296	23,937,336
T. Rowe Price New Era Fund, 1,242,097 and 1,104,818
shares, respectively	51,050,178	37,210,264
T. Rowe Price Small-Cap Value Fund, 1,594,437 and 1,561,487
shares, respectively	58,850,656	55,713,854
T. Rowe Price Equity Income Fund, 2,901,503 and 2,841,747
shares, respectively	75,206,948	75,562,057
Old Mutual Mid-Cap Fund, 1,336,190 and 1,193,788 shares,
respectively	24,291,930	22,132,828
Common and commingled trust funds
T. Rowe Price Equity Index Trust Fund, 959,002 and
1,087,505 shares, respectively	34,341,867	37,160,035
T. Rowe Price Stable Value Trust Fund, 51,679,079 and
49,638,407 shares, respectively	51,679,079	49,638,407

During 2005 and 2004 the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $3,439,824 and $31,113,562, respectively. This appreciation is summarized as follows:

	2005	2004

Common stock	$(6,101,522)	$1,280,755
Mutual funds	7,985,828	26,216,461
Common and commingled trust funds	1,555,518	3,616,346
Net appreciation in value of investments	$3,439,824	$31,113,562

4.	Related Party Transactions

Certain Plan investments include shares of Puget Energy, Inc. common stock and shares of mutual funds and common and commingled trust funds managed by T. Rowe Price, who also acts as the trustee for the Plan. Therefore, these transactions qualify as party-in-interest transactions. Fees incurred by the Plan for trustee services were paid by the Plan sponsor. Fees associated with the management of the funds are incorporated into the net asset value of the funds.

The Plan’s investment in Puget Energy, Inc. common stock represents approximately 8% and 9% of the total value of investments at December 31, 2005 and 2004, respectively. Gross purchases of Puget Energy, Inc. common stock were $2,550,926 and $2,043,214 for 2005 and 2004, respectively. Gross sales of Puget Energy, Inc. common stock were $2,159,884 and $6,574,903 for 2005 and 2004, respectively (including $340,274 and $743,148, respectively of Puget Energy, Inc. stock distributed to members upon withdrawal from the Plan).

5.	Termination and Amendment

The Plan is intended to continue indefinitely; however, the Board of Directors of the Company may at any time and for any reason modify, amend or terminate the Plan. The administrative committee of the Plan may modify or amend the Plan, if such modifications or amendments are administrative in nature or are required by law or regulation to maintain the qualified status of the Plan.

No modification or amendment of the Plan may retroactively deprive any individual of rights accrued under the Plan except to the extent that any change is made necessary by law or regulation issued by the Internal Revenue Service to permit qualification or continued qualification of the Plan as a tax exempt trust under applicable law or regulation. Furthermore, no modification or amendment of the Plan shall cause or permit any part of the Plan to be diverted to purposes other than for the exclusive benefit of participants and their beneficiaries and for defraying the reasonable expenses of administering the Plan or to revert to or become the property of the Company, unless it is first determined by the Internal Revenue Service that the Plan with the proposed modification or amendment will continue to be a qualified plan under Section 401 of the Internal Revenue Code of 1954, as amended, or any statute of similar import.

6.	Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated May 9, 2005, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Supplemental Schedule

Investment Plan for Employees of Puget Sound Energy, Inc.
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2005

		(c) Description of Investment,
(a)	(b)	Including Maturity Date,		(e)
Identity of Issuer, Borrower,		Rate of Interest, Collateral,	(d)	Current
Lessor or Similar Party		Par and Maturity Value	Cost**	Value

	Common stock
*	Puget Energy, Inc.	Common stock		$ 30,439,049
	Mutual funds
	PIMCO	Total Return Fund		25,755,296
	Old Mutual	Mid-Cap Value Fund		24,291,930
	Morgan Stanley	Small Company Growth Fund		4,111,608
	Morgan Stanley	International Growth Fund		19,859,283
*	T. Rowe Price	Balanced Fund		4,994,276
*	T. Rowe Price	New Era Fund		51,050,178
*	T. Rowe Price	Small-Cap Value Fund		58,850,656
*	T. Rowe Price	Growth Stock Fund		15,747,702
*	T. Rowe Price	Equity Income Fund		75,206,948
	Total mutual funds			279,867,877
	Common and commingled trust funds
*	T. Rowe Price	Equity Index Trust Fund		34,341,867
*	T. Rowe Price	Stable Value Trust Fund		51,679,079
	Total common and commingled trust funds			86,020,946
*	Participant loans	Participant loan accounts with interest
		rates ranging from 6% to 10.5% and
		maturity dates ranging from 2006 to 2019		2,101,102
	Total investments			$ 398,428,974

*	Represents Party-in-interest to the Plan
**	Cost has been omitted for participant directed investments.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934,  the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INVESTMENT PLAN FOR EMPLOYEES OF PUGET SOUND ENERGY, INC.

/s/ James W. Eldredge
James W. Eldredge
Vice President, Corporate Secretary and
Chief Accounting Officer
Date: June 29, 2006

EXHIBIT INDEX

The following exhibits are filed herewith:

23   Consent of Independent Registered Public Accounting Firm